

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Chen Franco-Yehuda
Chief Financial Officer
PLURISTEM THERAPEUTICS INC
MATAM Advanced Technology Park
Building No. 5
Haifa L3 31905 Israel

> **Re: PLURISTEM THERAPEUTICS INC**
> **Registration Statement on Form S-3**
> **Filed July 16, 2020**
> **File No. 333-239890**

Dear Mr. Franco-Yehuda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551- 7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard Berkenblit